Mail Stop 6010

April 29, 2008

G.G. Pique
President and Chief Executive Officer
Energy Recovery, Inc.
1908 Doolittle Drive
San Laendro, CA 94577

>   **Re: Energy Recovery, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 1, 2008**
>   **File No. 333-150007**

Dear Mr. Pique:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range, and other information that was left blank throughout the document.

Prospectus Summary

2.   Please revise so that the information in your summary is balanced and includes a more extensive and equally prominent summary of risks. We note, for example,

that you provide separately captioned and explained bullets about your strengths on pages 2 and 3, but you provide only a brief reference to risks on page 3.

3.   The documentation you provided to support various factual statements regarding your industry and your leadership within that industry is insufficient because it is too abbreviated or does not explain the relationship between the attachment and the disclosure. Please furnish sufficient support for those statements. Please furnish complete copies of sources upon which you rely extensively, such as the Global Water Intelligence article "Desalination Markets 2007" so we can get a more comprehensive view of the industry and your purported leadership role. Please mark or highlight the information in the source materials that supports your disclosure.

4.   Please reconcile the statement in item 24 of the binder that the proposed Carlsbad, California plant, which if constructed, would be the largest SWRO plant in the United States with the documentation provided in item 24 that other future proposed plants in the United States would have larger capacities, such as the proposed plants in San Francisco and San Onofre. Also, we note the current status is "looking for lower bids" in the source material. If the status is so preliminary in nature, explain why you believe it is material enough to be included in the summary. If you retain the reference, advise investors of its current status.

5.   Tell us whether the "Desalination Markets 2007" was prepared by an independent third party, whether it is publicly available, whether the registrant paid for the study, and whether the entity or person who prepared the report has consented to its references in your filing.

Use of Proceeds, page 19

6.   Please expand the appropriate section to provide the disclosure required by Item 505 of Regulation S-K.

Capitalization, page 20

7.   Cash, cash equivalents and short-term investments are not a component of capitalization for purposes of this disclosure. Please delete that item from the table.

Dilution, page 22

8.   Please expand the last paragraph to explain how the "shares purchased" and "total consideration" would change in the table that precedes this paragraph, assuming all options and warrants were exercised.

Selected Consolidated Financial Data, page 23

9.   You state that the consolidated operations data as of December 31, 2004 and 2003 are derived from [y]our audited consolidated financial statements. Tell us why footnote 4 to Consolidated Statement of Operations Data says that earnings per share calculations for 2004 and 2003 are not audited.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 25

Stock-Based Compensation, page 28

10.   Please expand to disclose the intrinsic value of outstanding vested and unvested stock options based on the estimate offering price and the most recent balance sheet included in the filing.

11.   It does not appear that management engaged an unrelated valuation specialist to perform contemporaneous valuations. Accordingly, we believe that MD&A should be expanded to provide the following information:

- A description of the significant factors, assumptions and methodologies used in determining fair value as of each grant date. In that regard, the disclosure should more specifically address how you valued common shares underlying stock options granted in December 2007 and for any subsequent issuances.
- A description of each significant factor contributing to the difference between fair value as of each grant date and the estimated offering price.

Quarterly Results of Operations, page 34

12.   Please expand to clarify why EPC buying patterns lead to a higher proportion of sales in the fourth quarter.

Liquidity and Capital Resources, page 35

13.   Please file as an exhibit your new credit agreement. We note the last full sentence on page 35.

Supplier Concentration, page 37

14.   Please expand to discuss the material terms of your agreements with your material suppliers for your supply of ceramics. We note the disclosure in the second risk factor on page 10.

Our Strategy, page 46

15.   Please provide us with independent support for your belief that the PX is currently the specified energy recovery device for a majority of the facilities in China.

Compensation Discussion and Analysis, page 59

16.   Please review the Staff Observations in the Review of Executive Compensation Disclosure, dated October 9, 2007, and available on our website for specific guidance in the preparation of this discussion. In addition to the comments that follow, please consider the recommendations in this guidance, and revise your disclosure to provide a more comprehensive compensation discussion and analysis in your amended filing. We may have further comment.

17.   Please discuss how the specific compensation decisions in 2007 achieved each of the objectives mentioned in the list of bullets on page 59.

Annual Review Process, page 59

18.   Please how you used compensation information from "comparable companies" and how the comparison affected your compensation decisions. Identify the companies to which the registrant compared itself, as well as the compensation components it used in that comparison.

Base Salary, page 60

19.   Please expand the discussion of the base salaries to describe in greater detail the factors that are taken into account in setting the base salary levels of your named executive officers.

Cash Bonuses, page 60

20.   Please revise to provide more specific quantitative information on the "key corporate goals" and "annual performance goals" that provided the basis for your cash bonuses in 2007.

21.   It is not clear how the amounts in the bonus column of the summary compensation table and footnote 1 reconcile with your description in the second paragraph regarding how the bonus amounts were calculated for other than Mr. Michelet. Please revise the disclosure to explain.

22.   Please explain what factors the board considered in determining the size of the $125,000 bonus to Mr. Michelet.

Equity Based Incentives, page 60

23.   Please describe with specificity how the factors considered led you to the equity based decisions made in 2007. Include a discussion of how the factors led to decisions about option grants for the different executive officers.

Certain Relationships and Related Party Transactions, page 76

24.   Please provide the disclosure required by Item 404(b) of Regulation S-K.

Financial Statements, page F-1

25.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

26.   Regarding the specified product performance criteria, tell us about your contractual obligations if your products do not meet the performance criteria upon commissioning of the plant.

27.   Tell us whether your arrangements ever include customer specified performance criteria. If so, tell us how you consider those criteria in recognizing revenue.

28.   We see the extended period from shipment to final collection of the retention. It also appears that completion of the desalination facility is primarily responsibility of other entities. In a written response, please fully explain why it is appropriate

       to recognize revenue on the retention portion prior to successful commissioning of the facility. Tell us how you have concluded that your practices are consistent with guidance from SAB Topic 13.

29.   In light of the extended period from shipment to collection of the retention, please tell us how you determine and document that collection is reasonably assured.

30.   Tell us your collection history with regards to the unbilled receivables and the nature of any significant write-offs. Please also address any significant instances where you were required to perform under the collateralized letter of credit.

Note 9. Stockholders' Equity, page F-23

Stock Option Plans, page F-24

31.   We see that the estimated fair value of a common share used in estimating the valuing stock options was $5 per share as of both June and December 2007. We also see the significant growth in your business in the second half of 2007. Please tell us why you believe $5 was an appropriate measure of fair value of a common share in December 2007. Describe to us the objective evidence and analysis which supports your determination of the fair value. Please update your response for any stock options or other stock issuances subsequent to December 31, 2007.

32.   Please tell us when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share.

33.   Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Warrants, page F-26

34.   We notice that you used the Black-Scholes option pricing model to value the warrants issued in July 2005 and the intrinsic value method for the warrants granted in November 2005, both apparently issued to an executive. Please clarify the disclosure to explain why you applied two different methods for warrants granted to an executive.

Recent Sales of Unregistered Securities, page II-2

35.   Please reconcile the issuance of warrants to purchase 550,000 shares of common stock in July and November 2005 with the disclosure on page F-26 of the issuance of 350,000 warrants in July and November 2005.

Exhibits and Financial Statement Schedules, page II-4

36.   Please include an updated accountants' consent with any amendment to the filing.

Undertakings, page II-7

37.   Please note that due, in part, to the language of Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise to include those undertakings.

Back Cover Graphic

38.   Please revise the graphic to more specifically explain what the dots signify with regard to your "presence" throughout the world.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Stephen J. Schrader
                Jenny C. Yeh